UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

30 July 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo announces Interim Chief Financial Officer appointment

Diageo today announces that Deirdre Mahlan has been appointed Interim Chief Financial Officer, effective 18 August 2025.

Ms Mahlan brings extensive spirits industry and Diageo knowledge as well as broad consumer goods experience in both Executive and Board positions. Ms Mahlan's career includes 27 years at Diageo and predecessor companies, including serving as Diageo plc's Chief Financial Officer from 2010 to 2015.  Most recently she served as Interim President, Chief Executive Officer and Chairperson of The Duckhorn Portfolio ahead of its sale to Butterfly Equity.

Nik Jhangiani, Interim Chief Executive Officer, said:

"Deirdre brings extensive spirits and functional expertise to the Interim Chief Financial Officer role, complemented with deep knowledge of Diageo and its operations. I am delighted that she has agreed to return on an interim basis and I have full confidence that she will provide invaluable guidance to our teams, and partner with me as we deliver on our Accelerate programme to drive long term sustainable growth."

ENDS

Notes to editors

As announced on 16 July 2025, Nik Jhangiani, Chief Financial Officer, assumed the role of Interim Chief Executive Officer with immediate effect, following the confirmation that Debra Crew was stepping down from this role and leaving the company by mutual agreement.

For further information, please contact:

Media relations:
Brendan O'Grady                        07812 183750
Rebecca Perry                             07590 809101
Clare Cavana                               07751 742072
press@diageo.com

Investor relations:
Sonya Ghobrial                            07392 784784
Andy Ryan                                   07803 854842
Grace Murphy                              07514 726167
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 30 July 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary